June 9, 2020

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: Melissa Raminpour, Accounting Branch Chief

Re:	The Hershey Company
Form 10-K for the Year Ended December 31, 2019
Filed February 20, 2020
Form 10-Q for the Quarter Ended March 29, 2020
Filed April 23, 2020
File No. 001-00183

Dear Ms. Raminpour:

Thank you for your letter, dated June 1, 2020, setting forth the comment of the staff of the Securities and Exchange Commission (the “Staff”) on The Hershey Company’s (“Hershey” or the “Company”) Form 10-K for the fiscal year ended December 31, 2019 (“Form 10-K”) and Form 10-Q for the quarter ended March 29, 2020 (“Form 10-Q”). We have reviewed the Staff’s comment and have set forth our response below. For ease of reference, the text of the numbered comment is reproduced immediately preceding our response.

Form 10-Q for the Fiscal Quarter Ended March 29, 2020
Note 13. Segment Information, page 24

1.We note in your Form 10-K that you provide disaggregated revenue information by product line. However, this disclosure is not presented in your quarterly report. Additionally, you disclose in your Form 8-K dated May 27, 2020 that, as a result of the COVID pandemic, you continue to see declines in your food service, owned retail and world travel retail businesses, sales of your portable and on-the-go consumption products, and sales in your gum and mint category. Please tell us your consideration to further disaggregate revenue (for example by major product lines or sales channel) pursuant to the guidance in 606-10-50-5 to 6 and 606-10-55-91. If you provide this information in future periodic reports, also ensure that you quantify material fluctuations in your results of operations and known trends and uncertainties within MD&A to the extent possible.

Response

In accordance with ASC 606-10-50-5 through 6, we considered the appropriate level of disaggregated revenue information that depicts how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors, as well as sufficient information to enable users of financial statements to understand the relationship between the disclosure of disaggregated revenue and revenue information that is disclosed for each
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reportable segment. Additionally, per the implementation guidance in ASC 606-10-55-90 through 91, we also considered (a) disclosures presented outside of the financial statements such as earnings releases and investor presentations, (b) information regularly reviewed by the Chief Operating Decision Maker for evaluating the financial performance of operating segments and (c) other information that is similar to the types of information identified in (a) and (b) and that is used by the Company or users of the Company’s financial statements to evaluate financial performance or make resource allocation decisions. Finally, we considered the examples of categories found in the guidance that might be appropriate, including: (a) type of good or service (major product lines), (b) geographical region (country or region), (c) market or type of customer (government or non-government customers), (d) type of contract (fixed-price or time-and-materials), (e) contract duration (short- or long-term), (f) timing of transfer of goods or services (point-in-time or over time) and (g) sales channels (direct to customers or through intermediaries).

1.Type of good or service – The Company reports two product lines: Confectionery and confectionery-based portfolio and Snacks portfolio. The majority of our products are Confectionery or confectionery-based, representing 94.6% of the Company’s consolidated revenue for the year ended December 31, 2019. The Company has determined that these two product lines are the appropriate product lines to report as these are portfolios we disclose and quantify outside the financial statements. The Company notes that there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within either of its two product lines.
2.Geographical region – Our business is primarily organized around geographic regions. As a result, we report our operations through two segments: North America and International and Other. Our revenue is predominantly domestic, with North America accounting for approximately 89% of the Company’s consolidated revenue for the year ended December 31, 2019. Excluding the United States, the Company does not report further disaggregated revenue for its remaining geographic regions as they are, individually and in the aggregate, not significant to the Company’s consolidated revenue and exhibit similar economic characteristics of product lines sold in the United States. The nature, amount, timing and uncertainty of revenues and cash flows follow the same trend of seasonality for both our North America and International and Other segments, with typically higher revenue during the third and fourth quarters, representing seasonal and holiday-related patterns.
3.Market or type of customer – Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires and department stores. The Company notes that there is not a significant level of disparity in the nature, amount, timing, and uncertainty of revenues and cash flows within its categories of customers.
4.Type of contract – The majority of our revenue contracts represent a single performance obligation and are governed by customer orders for our products. Net sales reflect transaction prices based on our selling list price which is then reduced by estimated costs for trade promotional programs, consumer incentives, and allowances and discounts associated with aged or potentially unsaleable products. There are no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.
5.Contract duration – All revenue contracts are short-term in nature. There are no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.
6.Timing of transfer of goods or services – We recognize revenue at the point in time that control of the ordered product is transferred to the customer, which is typically upon delivery to the customer or other customer-designated delivery point. There are no unique factors identified at a lower level that would result in a variation of the nature, amount, timing and uncertainty of revenues and cash flows.
7.Sales channels – The majority of our product is sold through intermediaries, such as distributors and mass merchandisers. The Company also sells product direct to consumers, either through Hershey’s Chocolate World retail stores or through e-commerce channels; however, this information is not referenced or discussed consistently in the Company’s periodic or annual filings as it is not significant to the Company’s consolidated revenues.

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Based on the aforementioned guidance and considerations, the Company concluded that the most meaningful disclosures include product lines and geographical region. The Company advises the Staff that in future Form 10-Q filings, we will include additional disclosures related to the disaggregation of revenue by product line similar to the disclosures contained in our Form 10-K.

In certain instances, the Company may provide further disaggregation regarding the performance of select product categories or sales channels to provide investors and financial statement users with context regarding the Company’s overall financial performance during a given period; however, this information is not referenced or discussed consistently in the Company’s periodic or annual filings as it is often not significant to the Company’s consolidated revenue on a quarterly or annual basis. Nevertheless, select information may become meaningful in a given period (on a monthly or quarterly basis), due to, among other things, the impact of unique or unusual marketplace trends on the Company’s financial performance as well as other factors beyond the Company’s control. For example, in our Form 8-K filing dated May 27, 2020, the Company provided additional information regarding the performance of select sales channels and selective disaggregation within our Confectionery and confectionery-based product line amid the novel coronavirus (“COVID-19”) pandemic. In that Form 8-K, we disclosed that we continue to see declines in food service, owned retail, and world travel retail. Such portion of the Company’s operations comprise approximately 3% of the Company’s annual consolidated revenue. While not material on an annual basis, and not expected to be material on a recurring basis, we believed such disclosure was useful information to investors because of the impact the COVID-19 pandemic was having on those specific sales channels during the given period, and the resulting potential impact on our financial results for that period. Further, we disclosed that sales of our portable, on-the-go consumption products and gum and mint products have been significantly impacted by social distancing practices. These products, as included in our Confectionery and confectionery-based product line, exhibit similar characteristics to other products in that product line, in that they are based on similar ingredients and are marketed and sold through the same channels and same customers. We believed such information was useful to investors because of the impact the COVID-19 pandemic was having on those specific products during the given period, and the resulting potential impact on our financial results for that period.

While the impact that COVID-19 will have on our consolidated results of operations throughout 2020 remains uncertain, it ultimately will be dictated by the length and severity of the pandemic. As a responsive measure to the public statement made by Chairman Jay Clayton on April 8, 2020 regarding robust disclosure related to the effects of COVID-19, the Company’s intent in filing the Form 8-K on May 27, 2020 was to provide additional transparency and incremental information regarding known trends in the marketplace. We do not believe that additional quantified information, such as percentages or dollar amounts, or next level disaggregation regarding our select product categories or sales channels provides material information to financial statement users on a continuous basis.

The Company advises the Staff that if we begin to provide this level of information in future periodic filings, the Company will revise disclosures accordingly to provide contextual information related to disaggregated revenue and will quantify any material fluctuations within the MD&A.

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If you require additional information or have any questions, please call me at (717) 508-3082.

Sincerely,

/s/ Steven E. Voskuil
Steven E. Voskuil Senior Vice President, Chief Financial Officer and Chief Accounting Officer

cc:	Effie Simpson, Staff Accountant, Securities and Exchange Commission
Jennifer McCalman, Senior Director, Global Controller, The Hershey Company
Damien Atkins, SVP, General Counsel & Secretary, The Hershey Company
David Shedlarz, Chairman, The Hershey Company Audit Committee
Patrick Pruitt, Ernst & Young LLP

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